Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

November 25, 2005
Our ref. No. PI 035

The U.S. Securities and Exchange Commis
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Trade Receivables Outstanding in Iraq Being Uncollectible**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on November 24, 2005

Notice Regarding Trade Receivables Outstanding in Iraq Being Uncollectible

On November 24, 2005, the Japanese Government and the Iraqi Government agreed upon the conditions regarding debt relief measures to the Republic of Iraq, and notes to this effect were exchanged. The debt relief measures include the write-off of the trade receivables up to 80% in total in several phases.

Based on the agreement, the amount up to 80% of the total amount of Mitsubishi Corporation's trade receivables outstanding in Iraq, which is approximately 29.0 billion yen (principal: approximately 16.0 billion yen, penalty for delayed payment: approximately 13.0 billion yen), will be uncollectible in the future.

Mitsubishi Corporation has already booked provision accounts for doubtful receivables for the whole amount of the concerned receivable in the past fiscal year.

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For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583